

Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

September 2025



Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates

```
                    ┌─────────────────────┐
                    │   Morningstar, Inc.  │
                    │        (US)          │
                    └──────────┬──────────┘
                               │
                    ┌─────────────────────┐
                    │  Morningstar Ratings │
                    │    Holding Corp.     │
                    │        (US)          │
                    └──────────┬──────────┘
                               │
                    ┌─────────────────────┐
          ┌─────────│  Ratings Acquisition │
          │         │       Corp.          │
          │         │      (Cayman)        │
          │         └──────────┬──────────┘
          │              ┌─────┼──────────────┬──────────────┐
  ┌──────────────┐ ┌──────────────┐ ┌──────────────────┐ ┌──────────────┐
  │  DBRS, Inc.  │ │ DBRS Limited │ │ DBRS Ratings     │ │ DBRS Ratings │
  │    (US)      │ │  (Canada)    │ │ Limited (UK)     │ │ GmbH         │
  └──────────────┘ └──────────────┘ └──────────────────┘ │ (Germany)    │
                                                          └──────┬───────┘
```

| DBRS, Inc. (US) | DBRS Limited (Canada) | DBRS Ratings Limited (UK) | DBRS Ratings GmbH (Germany) |

DBRS Ratings GmbH, Sucursal en España *(Madrid Branch Office)*

DBRS Ratings GmbH, Branch India *(Mumbai Branch Office)*



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Organization)

Chief Revenue Officer Morningstar, Inc.

President Credit Ratings

Global Head of Business Development *

Group Managing Director Structured Finance Credit Ratings

Group Managing Director Fundamental Credit Ratings

Head of Credit Standards

Head of Canada & Global Investor Strategy

Head of Credit Products

Head of Credit Technology

Asset-Backed Securities

Residential Mortgage Backed Securities

Commercial Mortgage Backed Securities

Structured Credit

Real Estate

Head of Credit Practices Global Fundamental *

Head of Credit Practices Global Structured Finance *

Sovereign & Public Finance

Financial Institutions

Energy, Utilities & Natural Resources

Diversified Industries

Private Corporate Credit & Credit Estimates

Project, Infrastructure & Sports Finance

Head of Methodology Review Function **

Head of Risk Management **

* Solid line (——) indicates direct administrative reporting line.
  Dotted line (----) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)

Chief Legal Officer
Morningstar, Inc

Global Chief Compliance Officer, Ratings & Benchmarks **
(Madrid)

Global Chief Compliance Officer, Global Controls
(Sydney)

Regional Compliance Officer / Deputy Chief Compliance Officer **
(London)

Regional Compliance Officer, Canada / **Designated Compliance Officer**, US ***
(Toronto)

Compliance Officer
(Sydney)

Head of Compliance Programs
(IToronto)

Regional Compliance Officer **
(Madrid)

Regional Compliance Officer
(Chicago)

Head of Financial Crimes
(Chicago)

Head of Monitoring & Testing
(Madrid)

Head of Conflicts of Interest
(Paris)

Head of Policies & Procedures and Training
(New York)

*   Solid line (⎯⎯) indicates direct administrative reporting line.
      Dotted line (- - - -) indicates secondary reporting line.
**   Is accountable to the DBRS Group Boards of Directors.
\+   The Canadian Regional Compliance Officer is the interim US DCO.
•   Blue text indicates the role is employed by Morningstar, Inc.
•   Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
•   Green text indicates the role is employed by a Morningstar, Inc. affiliate outside of DBRS, Inc.
•   There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (HR, Audit, Finance, Information Security, Legal)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Holding, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informações Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%.
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Limitada	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar France Services SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Morningstar Indexes GmbH	Germany	Morningstar Indexes Limited owns 100%
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
WealthCraft Limited	Hong Kong	Morningstar Wealth (UK) Limited owns 100%.
DBRS Ratings GmbH, Branch India	India	(Note B)
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Research India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Morningstar Japan, Inc.	Japan	Ibbotson Associates Japan K.K. owns 100%
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Wealth International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MSMexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Australasia Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	(Note B)
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Asia Limited, Taiwan Branch	Taiwan	(Note C)
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note D)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%.
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes Limited	United Kingdom	Morningstar Index Holding Corp. owns 100%
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
PitchBook Data Limited	United Kingdom	PitchBook Data, Inc. owns 100%.
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 4 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Smartfund Nominees Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.

Note A: Morningstar, Inc. owns less than 1% of this entity.
Note B: DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C: Morningstar Asia Limited has a Taiwan branch.
Note D: Corporate Fundamentals, Inc. own less than 1% of this entity.